February 21, 2007

PAN AMERICAN SILVER REPORTS

RECORD Q4 AND YEAR-END EARNINGS

(All amounts in US Dollars unless otherwise stated)

FOURTH QUARTER HIGHLIGHTS (unaudited)

•

Net income of $29.6 million ($0.39 per share), up $59.2 million from a net loss of $29.5 million ($0.44 loss per share) in Q4 2005.

•

Mine operating earnings up over 300% to $35.1 million compared to $8.7 million in Q4 2005.

•

Sales of $82.6 million, a 118% increase over $37.9 million in Q4 2005.

•

Silver production of 3.1 million ounces at a cash cost per ounce of $2.42. †

•

Construction of Alamo Dorado mine completed.

•

Manantial Espejo project progressing well, anticipated start-up May 1, 2008.

FULL YEAR 2006 HIGHLIGHTS (unaudited)

•

Record net income of $58.2 million ($0.79 per share), up from a net loss of $28.6 million ($0.43 loss per share) in 2005.

•

Record mine operating earnings of $113.3 million, up five-fold from $21.7 million in 2005.

•

Record silver production of 13.0 million ounces, up 4% over 2005.

•

Average cash costs per ounce of silver declined 57% to $1.89 compared to 2005. †

•

Manantial Espejo project interest increased to 100%, financed and construction started.

•

Replaced all reserves mined and added 35.4 million ounces of silver to the Company’s proven and probable reserves.

FORECAST 2007
• Silver production planned to increase 35%, to 17.6 million ounces. • Cash costs projected at $3.04 per ounce of silver. †

† Cash costs are a non-GAAP measure. Please refer to page 11 of this release for a reconciliation to cost of sales.

* Financials based on Canadian GAAP.

FINANCIAL RESULTS (unaudited)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the full year and fourth quarter 2006, and provided production guidance for 2007.

Fourth quarter 2006 net income was $29.6 million ($0.39 per share) on sales of $82.6 million, compared to a net loss of $29.5 million ($0.44 loss per share) on sales of $37.9 million in the year earlier period. Fourth quarter earnings included recognition of an $8.0 million gain relating to the sale of the Company’s interest in the Dukat mine in Russia in 2004.

Net income for the year was a record $58.2 million ($0.79 per share) compared to a net loss of $28.6 ($0.43 loss per share) recorded for 2005. Included in net income in 2006 was an $18.3 million loss on commodity and foreign exchange contracts, partially offset by an $8.0 million gain on the sale of the Company’s interest in the Dukat mine. Cash flow from operations increased 510% to $65.9 million from $10.8 million in 2005.

Cost of sales for 2006 was $124.6 million, or $37.0 million more than in 2005 due primarily to increased mining and milling rates at all of the Company’s operations, costs associated with the shipment of approximately 8,400 tonnes more concentrate from Peru than in 2005, and industry-wide cost increases for consumables, energy and personnel. Also, as a result of higher earnings, workers’ participation in Peru for 2006 increased to $9.2 million, as compared to $1.2 million incurred in 2005.

During 2006 the Company maintained its strong financial position. Working capital at December 31, 2006 was $204.6 million, an increase of $129.9 million over the prior year. The Company anticipates that its current cash position and expected cash flows in 2007 will be sufficient to fund its project development and expansion plans.

“By all measures, 2006 was a record year for Pan American. Our continued success is directly attributable to increasing our silver and byproduct metal production, coupled with much higher realized silver and base metal prices in 2006,” commented Geoff Burns, President & CEO. “We are delivering on our growth plans, and the improving quality of our portfolio of operations underpins the strength of our earnings and cash flow.  With the addition of our newest mine, Alamo Dorado, we expect higher production and sales volumes in 2007, while maintaining consistently low cash costs.”

PRODUCTION AND OPERATIONS

In the fourth quarter 2006, Pan American produced 3.1 million ounces of silver, as compared to 3.2 million ounces produced in Q4 2005, at consolidated cash costs of $2.42, 46% lower than cash costs of $4.48 per ounce in Q4 2005.  Full year 2006 consolidated production rose 4% over 2005 production to 13.0 million ounces. Consolidated cash costs for the full year 2006 were $1.89 per ounce of silver, 57% lower than cash costs of $4.38 per ounce in 2005.

Full year 2006 consolidated production of zinc and copper increased, respectively, by 5% and 16% to 39,366 tonnes and 4,546 tonnes, respectively. Lead production declined by 1% to 15,307 tonnes. The increase in overall base metal production, combined with high metal prices in 2006, were clear drivers of record low cash cost of production in 2006.

While establishing a new record, consolidated silver production for 2006 did fall short of the Company’s projections of 14.0 million ounces. This was primarily due to a longer than anticipated process plant start-up at the new Alamo Dorado mine. However, in January 2007, the Alamo Dorado mine began pouring silver, and production previously anticipated for inclusion in 2006 production is expected to be made up in 2007.

“The completion of construction of the Alamo Dorado mine shows that we are executing on our strategy of growth, which projects an annual silver production of 25 million ounces by 2009,” commented Geoff Burns, President and CEO. “Our project pipeline continued to grow in 2006 as construction of the Manantial Espejo mine in Argentina advanced and development plans to expand production at Morococha and San Vicente were initiated. Our growth plan will deliver enhanced shareholder value through increased production, greater geographic and political diversity in our asset base, and reduced overall production costs from introducing modern mines to our asset portfolio.”

Peru

The Morococha mine was again the most profitable of the Company’s mines in 2006, recording full year net income of $24.1 million and producing silver at a negative cash cost per ounce of $3.71 for the full year. Pan American’s share of 2006 silver production from the mine totaled 2.9 million ounces, or 7% more than 2005 production. Fourth quarter production was 0.7 million ounces and the mill continued to achieve record throughput of over 55,000 tonnes per month, which is expected to be maintained throughout 2007. Development plans for 2007 and 2008 include improving access to higher grade material in the Buenaventura area and the Manto Italia deposit. Until these development plans are completed, lower silver head grades are expected, resulting in a slightly lower production forecast of 2.7 million ounces for 2007. However, higher zinc and lead grades are expected in 2007 resulting in higher base metal production.

The Huaron mine produced 3.7 million ounces in 2006, including 0.9 million ounces in the fourth quarter. Cash costs of production for the year were much lower than anticipated, at $2.41 per ounce, or 53% lower than in 2005, primarily a result of higher base metal prices. Net income from the mine for the year was $15.8 million. In 2007, silver production is expected to increase to 3.8 million ounces as a result of higher mill throughput rates. Zinc and lead production are also expected to increase by 9% and 15%, respectively. Plans that were started in 2006 to develop and deepen the mine below the current workings will continue in 2007.

The Quiruvilca mine continued to be a steady low-cost producer in 2006, contributing $15.5 million to the Company’s net earnings and producing silver at a cash cost of negative $0.04 per ounce, as compared to $4.07 per ounce in 2005. Full year 2006 silver production was 2.1 million ounces, and fourth quarter silver production was 0.4 million ounces. Forecast silver production for 2007 is anticipated to decline by 10% over 2006 to approximately 1.9 million ounces, due to an anticipated decline in ore grades. However, zinc production is expected to increase by 8%, while lead and copper production are expected to be similar to 2006.

The Silver Stockpile operation produced 0.57 million ounces of silver for the full year 2006 at cash costs of $3.17, and 0.13 million ounces in the fourth quarter at cash costs of $3.02 per ounce. Production rates are a function of demand from the smelter purchasing the ore. Production for 2007 is anticipated to increase modestly to 0.58 million ounces.

Mexico

2006 was a year of significant progress at the La Colorada mine. Full year silver production for 2006 increased 13% over 2005 to 3.5 million ounces, at a cash cost of $6.49 per ounce. Production was lower than forecast as a result of delays in restarting the sulphide operation at the mine, which resulted in fewer processed tonnes of ore and a shortfall of approximately 0.4 million ounces of silver compared to production estimates. By fourth quarter 2006, however, the Company had restarted the sulphide plant and successfully implemented a dewatering program to increase production from the sulphide zone to meet milling capacity. As a result, the combined sulphide and oxide plant throughput in 2007 is expected to increase by 25% over 2006, with full year 2007 silver production estimated at 3.8 million ounces. Capital investment in the mine during 2007 is expected to focus on reducing future operating costs and extending the economic life of the mine through extensive exploration activity.

Bolivia

Mining and milling throughout the fourth quarter at the high grade silver-zinc San Vicente mine continued uninterrupted and annual production and cash costs were in line with expectation. For the full year 2006, the mine produced 0.3 million ounces of silver, compared to 0.08 million ounces in 2005, at a cash cost of $3.49 per ounce. Processing at the Chilcobija plant continued under the 150,000 tonne toll milling agreement entered into in August 2006. At year-end over 34,500 tonnes of ore had been processed under this agreement, with an additional 45,000 tonnes either stockpiled ahead of, or being processed in, the plant. Anticipated silver production for 2007 is 0.5 million ounces. Feasibility analysis and engineering plans to expand mine production and build a new mill on the property have been completed; however a construction decision is pending political developments in Bolivia.

DEVELOPMENT PROJECTS

At Alamo Dorado in Mexico, construction of the open pit mine and processing facility was completed in the fourth quarter as efforts turned to commissioning of the filtration, refining and AVR cyanide recovery circuits. Total construction costs for the project have amounted to approximately $81.5 million. In addition, costs to build the initial ore stockpile and in-circuit silver inventories, which totaled $2.3 million, have been recorded as current working capital. Slow start-up of the filtration circuit pushed initial silver production to Q1 2007. The mine completed its first silver pour in January 2007 and is now ramping up to sustained production levels of 4,000 tonnes per day. 2007 production is anticipated to be 4.3 million ounces of silver and 14,000 ounces of gold.

The Manantial Espejo project in Argentina began construction in 2006. Both the Maria and Melissa vein underground portal excavations were completed and advances on both ramps will continue in 2007. Topsoil stripping activity commenced for the Karina Union surface mine and mobile surface mine equipment will continue to arrive on site throughout the first quarter 2007. Total purchase commitments to the end of 2006 for mining equipment and EPCM-related contract work were $41.7 million, including $22.4 million in project expenditures. Construction of the mine is expected to be completed in April 2008 with commissioning starting thereafter. Production from Manantial Espejo is anticipated to average 4.3 million ounces of silver and 62,000 ounces of gold annually.

RESERVES AND RESOURCES

In 2006, Pan American increased its silver reserves and resources at every one of its operating and development properties. As at December 31, 2006, proven and probable reserves totaled 213.4 million ounces, a 20% increase over the previous year. For the complete reserves and resources breakdown by property and category, please refer to the news release issued by the Company on February 16, 2007, which is available online at www.panamericansilver.com.

2007 OPERATING AND CAPITAL EXPENDITURE GUIDANCE

Based on expected ramp-up of production at Alamo Dorado in 2007, as well as increased production from the La Colorada and San Vicente mines, offset slightly by lower production at Morococha and Quiruvilca, silver production in 2007 is expected to reach 17.6 million ounces. Consolidated cash costs of production for 2007 are expected to be $3.04 per ounce. The 2007 forecast breakdown of silver production, cash costs and total costs per ounce for each of the Company’s operations is as follows:

	Interest	Silver Production (millions)	Cash Costs per ounce	Total Costs per ounce
Quiruvilca	100%	1.9	$2.21	$3.86
Huaron	100%	3.8	$3.26	$4.48
Morococha	88.5%	2.7	($3.16)	($1.87)
Silver Stockpiles	100%	0.6	$2.51	$2.51
San Vicente	55%	0.5	$3.77	$4.30
La Colorada	100%	3.8	$6.82	$8.61
Alamo Dorado	100%	4.3	$3.27	$7.43

Total		17.6 million	$3.04	$5.20

* Price Assumptions – Silver: $10.00 per ounce; Zinc: $3,000 per tonne; Lead: $1,000 per tonne; Copper: $5,000 per tonne; and Gold: $550 per ounce.

In addition, on a consolidated basis, the Company’s anticipated by-product production for 2007 is as follows: 43,900 tonnes of zinc, 19,900 tonnes of lead, 4,100 tonnes of copper and 19,400 ounces of gold.

Capital expenditures for 2007 are expected to be close to $145.5 million, split between development capital of approximately $106.1 million, primarily for construction of Manantial Espejo and potential expansion at San Vicente, and sustaining capital of approximately $39.4 million, primarily for exploration and expansion plans at Morococha, Huaron, La Colorada, Quiruvilca and Alamo Dorado.

RESTATEMENT OF US GAAP RECONCILIATION NOTE DISCLOSURE FOR NON-CASH CHARGES

Recent announcements have been made regarding interpretation by the United States regulatory authorities (the “Interpretation”) of US accounting rules contained in the Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, which determine the current US accounting treatment of the Company’s share purchase warrants.

The Company reports in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and provides note disclosure in its financial statements with respect to a reconciliation of Canadian GAAP to generally accepted accounting principles in the United States (“US GAAP”). The Interpretation impacts the Company’s US GAAP reconciliation note disclosure, but has no effect on Canadian GGAP disclosure. Under Canadian GAAP, share purchase warrants are accounted for as equity and recorded at their historical cost.  The interpretation under US GAAP requires that when a Company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants must be classified as liabilities at their fair value with any resulting gains or losses being included in the calculation of US GAAP earnings.  In these circumstances, a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases). These are non-cash charges, however, and do not impact the Company’s operations.

As a result of the Interpretation, the Company will restate the US GAAP reconciliation note included in its financial statements for the years ended December 31, 2003, 2004, and 2005.  This restatement pertains only to the Company’s US GAAP reconciliation note disclosure, due to mark-to-market losses/gains arising from the fair valuation of these share purchase warrants as follows: an earnings decrease of $18.5 million for the year ended December 31, 2003, an earnings decrease of $2.8 million for the year ended December 31, 2004 and an earnings decrease of $6.9 million for the year ended December 31, 2005.  At the time that the Company’s share purchase warrants are exercised, the value of the warrants will be reclassified to shareholders’ equity within the Company’s US GAAP reconciliation note.  The Company will apply this accounting treatment for share purchase warrants to the US GAAP reconciliation note for the financial year ended December 31, 2006.

The Company understands that the Financial Accounting Standards Board has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk.  This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

SILVER MARKETS

Silver made exceptionally strong gains in 2006 as the price broke quarter-century records by peaking over $15.00 per ounce in May and recording an average annual price of $11.57 per ounce, 60% higher than the average price in 2005 of $7.22 per ounce. In the fourth quarter of 2006, the price of silver averaged $12.61 per ounce, $4.94 per ounce higher than in the year earlier period.

Investment demand in silver accelerated once again in December as holdings in the silver exchange traded fund (“ETF”) increased by approximately 20 million ounces to bring total ounces of physical silver held in trust to just over 121 million ounces by year-end.

Thus far in 2007, the price of silver has remained steady at well over $13.00 per ounce. We believe the fundamental factors behind the silver bull market are stronger than ever and that 2007 will prove to be another exceptional year for silver.

CONFERENCE CALL DETAILS

Pan American will host a conference call to discuss its financial and operating results on Thursday, February 22, 2007 at 12:00 pm PST (3:00 pm EST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call will also be broadcast live on the internet at www.vcall.com/IC/CEPage.asp?ID=113265. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 8352496.

For more information, please contact: Alexis Stewart, Director Corporate & Investor Relations (604) 684.1175  astewart@panamericansilver.com

- End -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN AND US SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT ALAMO DORADO AND MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND OTHER BASE METALS, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTIONS RELATING TO RISK FACTORS OF PAN AMERICAN SILVER’S BUSINESS FILED IN THE COMPANY’S FORM 40-F, ANNUAL INFORMATION FORM AND OTHER REQUIRED SECURITIES FILINGS ON SEDAR. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Financial & Operating Highlights

	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income (loss) for the period	$29,648	$(29,514)	$58,206	$(28,594)
Basic income per share	$0.39	$(0.44)	$0.79	$(0.43)
Diluted income per share	$0.38	$(0.44)	$0.76	$(0.43)
Cash flow from operations	$13,390	$2,300	$65,899	$10,763
Mine Operating Earning (4)	$35,063	$8,683	$113,319	$21,658
Cash and short-term investments	$171,948	$55,322	$171,948	$55,322
Working capital	$204,616	$74,763	$204,616	$74,763

Consolidated Production and Ore Milled

Tonnes milled	495,314	439,687	1,903,963	1,691,525
Silver metal – ounces	3,146,683	3,242,771	13,018,354	12,529,417
Zinc metal – tonnes	9,251	9,327	39,366	37,421
Lead metal – tonnes	3,380	3,918	15,307	15,410
Copper metal – tonnes	1,214	912	4,546	3,931

Payable ounces of silver (used in cost per ounce calculations)	2,879,000	2,955,842	11,922,186	11,435,604

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (3)	$2.42	$4.48	$1.89	$4.38
Total production cost per ounce (3)	$3.96	$5.82	$3.38	$5.72

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$53,843	$34,250	$180,480	$123,691
By-product credits	(46,872)	(21,004)	(157,893)	(73,609)
Cash operating costs	6,971	13,246	22,587	50,082
Depreciation, amortization and reclamation	4,426	3,966	17,745	15,376
Production costs	$11,397	$17,213	$40,332	$65,458

Average Metal Prices
Silver – London Fixing per ounce	$12.58	$8.05	$11.55	$7.31
Zinc – LME Cash Settlement per tonne	$4,194	$1,637	$3,273	$1,382
Lead – LME Cash Settlement per tonne	$1,622	$1,047	$1,288	$976
Copper – LME Cash Settlement per tonne	$7,087	$4,297	$6,731	$3,684

Mine Operations Highlights

	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005
Huaron Mine

Tonnes milled	180,050	167,035	693,285	639,849
Average silver grade – grams per tonne	192	212	200	214
Average zinc grade	2.62%	2.59%	2.59%	2.79%
Silver – ounces	891,068	943,596	3,664,660	3,690,786
Zinc – tonnes	2,917	2,634	11,735	11,701
Lead – tonnes	1,488	1,613	6,858	6,774
Copper – tonnes	332	363	1,603	1,689

Total cash cost per ounce (3)	$2.15	5.40	2.41	5.08
Total production cost per ounce (3)	$3.54	6.62	3.71	6.30

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$16,715	$11,314	$59,205	$42,601
By-product credits	(14,978)	(6,682)	(51,180)	(25,554)
Cash operating costs	1,736	4,632	8,024	17,047
Depreciation, amortization and reclamation	1,121	1,048	4,338	4,074
Production costs	$2,857	$5,680	$12,362	$21,121

Payable ounces of silver (used in cost per ounce calculation)	807,121	857,619	3,329,106	3,354,504

Quiruvilca Mine

Tonnes milled	88,015	86,400	370,115	362,192
Average silver grade – grams per tonne	182	214	209	221
Average zinc grade	2.57%	3.09%	2.79%	3.18%
Silver – ounces	424,296	510,592	2,105,475	2,234,565
Zinc – tonnes	1,863	2,225	8,712	9,697
Lead – tonnes	606	658	2,574	2,761
Copper – tonnes	341	299	1,345	1,307

Total cash cost per ounce (3)	$0.58	$4.18	$(0.04)	$4.07
Total production cost per ounce (3)	$2.13	$4.79	$1.25	$4.63

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$10,181	$7,009	$35,636	$27,210
By-product credits	(9,953)	(5,030)	35,714	(18,753)
Cash operating costs	228	1,979	78	8,457
Depreciation, amortization and reclamation	609	288	2,511	1,167
Production costs	$838	$2,267	$2,433	$9,624

Payable ounces of silver (used in cost per ounce calculation)	392,770	473,652	1,954,228	2,077,245

	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005
Morococha Mine(1)

Tonnes milled	153,750	120,498	577,201	467,521
Average silver grade – grams per tonne	195	235	186	215
Average zinc grade	3.63%	4.79%	3.73%	4.27%
Silver – ounces	721,139	685,265	2,923,267	2,736,393
Zinc – tonnes	4,121	4,134	18,115	15,689
Lead – tonnes	1,208	1,648	5,722	5,875
Copper – tonnes	515	241	1,546	925

Total cash cost per ounce (3)	$(4.09)	$2.10	$(3.71)	$2.61
Total production cost per ounce (3)	$(2.22)	$3.89	$(1.96)	$4.36

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$17,214	$9,653	$56,523	$33,796
By-product credits	(19,861)	(8,363)	(66,220)	(27,364)
Cash operating costs	(2,647)	1,290	(9,697)	6,432
Depreciation, amortization and reclamation	1,210	1,099	4,570	4,296
Production costs	$(1,437)	$2,389	$(5,127)	$10,728

Payable ounces of silver (used in cost per ounce calculations)	646,688	613,821	2,617,162	2,461,749

La Colorada Mine

Tonnes milled	59,486	55,645	233,743	211,854
Average silver grade – grams per tonne	520	509	540	530
Silver – ounces	858,799	844,553	3,493,995	3,094,301
Zinc – tonnes	-	-	-	-
Lead – tonnes	78	-	153	-

Total cash cost per ounce (3)	$8.51	$6.03	$6.49	$5.63
Total production cost per ounce (3)	$10.22	$7.85	$8.29	$7.52

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$7,887	$5,468	$24,721	$18,768
By-product credits	(650)	(412)	(2,203)	(1,421)
Cash operating costs	7,237	5,056	22,518	17,347
Depreciation, amortization and reclamation	1,454	1,531	6,259	5,839
Production costs	$8,691	$6,587	$28,777	$23,186

Payable ounces of silver (used in cost per ounce calculations)	850,047	839,026	3,471,949	3,081,213

	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005
Silver Stock Piles

Tonnes sold	15,253	15,011	58,016	61,499
Average silver grade – grams per tonne	246	368	304	350
Silver – ounces	120,728	177,773	566,383	692,381

Total cash cost per ounce (3)	$3.02	$2.00	$3.17	$1.82
Total production cost per ounce (3)	$3.02	$2.00	$3.17	$1.82

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$192	$202	$988	$711
By-product credits	-	-	-	-
Cash operating costs	192	202	988	711
Depreciation, amortization and reclamation	-	-	-	-
Production costs	$192	$202	$988	$711

Payable ounces of silver (used in cost per ounce calculations)	63,601	100,917	311,583	390,086

San Vicente Mine(2)

Tonnes milled	14,013	10,109	29,618	10,109
Average silver grade – grams per tonne	333	296	326	296
Average zinc grade – percent	3.15%	4.07%	3.44%	4.07%
Silver – ounces	130,653	80,991	264,573	80,991
Zinc – tonnes	352	334	805	334
Copper – tonnes	26	10	52	10

Total cash cost per ounce (3)	$1.86	$1.24	$3.49	$1.24
Total production cost per ounce (3)	$2.16	$1.24	$3.78	$1.24

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$1,654	$604	$3,407	$604
By-product credits	(1,429)	(516)	(2,575)	(516)
Cash operating costs	225	88	832	88
Depreciation, amortization and reclamation	32	-	67	-
Production costs	$257	$88	$899	$88

Payable ounces of silver (used in cost per ounce calculations)	118,774	70,808	238,157	70,808

(1)

Production and cost figures are for Pan American’s share only.  Pan American’s ownership was approximately 88.5% during the quarter.

(2)

The production statistics represent Pan American’s 55% interest in the mine in 2006.

(3)

The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period.

		Three months ended December 31		Twelve months ended December 31
		2006	2005	2006	2005
Cost of sales		$41,885	$25,514	$124,608	$87,648
Add/(Subtract)
Smelting, refining, and transportation charges		20,920	10,532	69,394	37,736
By-product credits		(50,623)	(22,594)	(168,639)	(78,025)
Mining royalties		2,458	446	5,269	1,615
Workers participation		(3,590)	(454)	(9,250)	(1,243)
Change in inventories		(4,653)	(489)	(2,016)	1,975
Other		374	529	2,634	1,395
Minority interest adjustment		200	(239)	586	(1,018)
Cash Operating Costs	A	$6,971	$13,246	$22,587	$50,082
Add/(Subtract)
Depreciation and amortization		5,640	3,674	17,520	13,095
Asset retirement and reclamation		614	665	2,457	2,329
Change in inventories		(1,607)	(73)	(1,455)	943
Other		(38)	(133)	(125)	(360)
Minority interest adjustment		(184)	(157)	(652)	(632)
Production Costs	B	$11,397	$17,213	$40,332	$65,458

Payable Ounces of Silver (in ‘000 ounces) C		2,879	2,956	11,922	11,436
Total Cash Cost per Ounce	A/C	$2.42	$4.48	$1.89	$4.38
Total Production Costs per Ounce	B/C	$3.96	$5.82	$3.38	$5.72

(4)

The Company reports the non-GAAP measure Mine Operating Earning to evaluate and manage the operating performance at the Company’s mines.  This measure is calculated by subtracting Cost of Sales and Depreciation and Amortization from Sales.  To facilitate a better understanding of this measure it is reconciled as shown in our unaudited Consolidated Statement of Operations for the period.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
As at December 31
(In thousands of US dollars)
(Unaudited)
	2006	2005

Assets
Current
Cash and cash equivalents	$80,347	$29,291
Short-term investments	91,601	26,031
Accounts receivable	65,971	27,342
Inventories and stockpiled ore	22,216	16,667
Unrealized gain on commodity and foreign currency contracts	186	863
Future income taxes	6,670	-
Prepaid expenses and other	3,106	1,935
Total Current Assets	270,097	102,129

Mineral property, plant and equipment, net	112,993	99,815
Construction in progress	104,037	34,306
Investment in non-producing properties	188,107	123,259
Direct smelting ore	1,831	2,236
Future income taxes	500	-
Other assets	2,430	535
Total Assets	$679,995	$362,280

Liabilities
Current
Accounts payable and accrued liabilities	$40,095	$21,886
Income taxes payable	23,187	447
Unrealized loss on commodity contracts	-	4,810
Current portion of non-current liabilities	2,199	223
Total Current Liabilities	65,481	27,366

Liability component of convertible debentures	-	126
Asset retirement obligations and reclamation	44,309	39,378
Future income taxes	48,499	32,396
Other liabilities and provisions	-	1,894
Non-controlling interest	9,680	3,798
Total Liabilities	167,969	104,958

Shareholders’ Equity
Share capital
Authorized:
200,000,000 common shares of no par value
Issued:
December 31, 2005 – 67,564,903 common shares
December 31, 2006 – 76,195,426 common shares	584,769	388,830
Equity component of convertible debentures	-	762
Additional paid in capital	14,485	13,117
Deficit	(87,228)	(145,387)
Total Shareholders’ Equity	512,026	257,322
Total Liabilities and Shareholders’ Equity	$679,995	$362,280

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited – in thousands of US Dollars, except for per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2006	2005	2006	2005

Sales	$82,588	$37,871	$255,447	$122,401
Cost of sales	41,885	25,514	124,608	87,648
Depreciation and amortization	5,640	3,674	17,520	13,095
Mine operating earnings	35,063	8,683	113,319	21,658

General and administrative	2,084	1,558	9,172	6,936
Exploration and project development	3,902	994	8,040	3,697
Asset retirement and reclamation	614	655	2,457	2,329
Write-down of mining assets	-	29,666	-	29,666
Operating income (loss)	28,463	(24,190)	93,650	(20,970)
Interest and financing expenses	(137)	(182)	(573)	(494)
Investment and other income	1,179	664	5,235	2,649
Loss on commodity and currency contract (net of gains)	(1,042)	(6,152)	(18,328)	(8,196)
Gain on sale of assets	8,243	2,103	7,483	2,556
Income (loss) before taxes and non-controlling interest	36,706	(27,757)	87,467	(24,455)
Income tax provision	(5,496)	(1,676)	(25,484)	(3,285)
Non-controlling interest	(1,562)	(81)	(3,777)	(854)
Net income (loss) for the period	$29,648	$(29,514)	$58,206	$(28,594)

Attributable to common shareholders:

Net income (loss) for the period	$29,648	$(29,514)	$58,206	$(28,594)
Accretion of convertible debentures	(15)	(126)	(47)	(129)
Adjusted net income for the period attributable to common shareholders	$29,633	$(29,640)	$58,159	$(28,723)

Basic income (loss) per share	$0.39	$(0.44)	$0.79	$(0.43)
Diluted income (loss) per share	$0.38	$(0.44)	$0.76	$(0.43)

Weighted average number of shares outstanding (000’s)
Basic	76,073	66,943	73,628	67,042
Diluted	78,713	66,943	76,152	67,042

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(Unaudited – in thousands of US dollars)

	Three months ended		Twelve months ended
	December 31		December 31,
	2006	2005	2006	2005
Operating activities
Net income (loss) for the period	$29,648	$(29,514)	$58,206	$(28,594)
Reclamation expenditures	(504)	(704)	(1,172)	(1,528)
Items not involving cash:
Depreciation and amortization	5,640	3,674	17,520	13,095
Asset retirement and reclamation	614	655	2,457	2,329
Gain on sale of assets	(8,243)	(2,103)	(7,483)	(2,556)
Future income taxes	(3,803)	802	(3,343)	(816)
Non-controlling interest	1,562	81	3,777	854
Write-down of mining assets	-	29,666	-	29,666
Unrealized (loss) gain on commodity and foreign currency contracts	(4,131)	1,812	(4,125)	(268)
Stock-based compensation	1,343	603	2,943	1,950
Changes in non-cash operating working capital	(8,736)	(2,672)	(2,881)	(3,369)
Cash generated by operating activities	13,390	2,300	65,899	10,763

Investing activities
Mineral property, plant and equipment expenditures	(25,129)	(18,907)	(96,401)	(59,638)
Maturity (purchase) of short-term investments	17,101	20,672	(65,570)	44,100
Proceeds from sale of assets	2,000	-	2,000	50
Other	(14)	(899)	(766)	-
Cash (used in) provided by investing activities	(6,042)	866	(160,737)	(15,488)

Financing activities
Proceeds from issuance of common shares	573	3,621	153,611	6,361
Share issue costs	-	-	(7,669)	-
Other	(7)	3	(48)	(690)
Cash generated by financing activities	566	3,624	145,894	5,671

Increase in cash and cash equivalents during the period	7,914	6,790	51,056	946
Cash and cash equivalents, beginning of period	72,433	22,501	29,291	28,345
Cash and cash equivalents, end of period	$80,347	$29,291	$80,347	$29,291

Shares issued on conversion of convertible debentures	$788	-	$881	-
Shares issued for compensation	-	$80	$559	$490
Shares issued for acquisition of mining assets	-	-	$47,381	-
Shares purchase warrants issued on cancellation of obligation	-	-	-	$2,100

Supplemental Disclosures
Interest paid	$13	$2	$48	$38

Taxes paid	$2,692	$1,137	$7,946	$5,249